Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended September 30, 2026
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended September 30, 2026

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended September 30,
($ millions, except per share amounts)

		Three Months Ended		Nine Months Ended
	Notes	2026	2025	2026	2025

Revenues	1	15,984	13,195	45,767	38,813
Expenses	1
Purchased Product, Transportation and Blending		8,353	8,545	25,027	25,956
Operating		1,445	1,594	4,313	4,971
(Gain) Loss on Risk Management	21	7	(2)	80	(79)
Depreciation, Depletion, Amortization and Exploration Expense	11,12,13	1,496	1,323	4,468	3,829
(Income) Loss From Equity-Accounted Affiliates		(18)	(9)	(79)	(45)
General and Administrative	5	371	220	1,000	570
Finance Costs, Net	6	147	154	522	404
Integration, Transaction and Other Costs	4	27	44	95	123
Foreign Exchange (Gain) Loss, Net	7	(54)	157	288	(196)
(Gain) Loss on Divestiture of Assets	8	(96)	(106)	(186)	(109)
Other (Income) Loss, Net		(55)	(22)	(148)	(54)
Earnings (Loss) Before Income Tax		4,361	1,297	10,387	3,443
Income Tax Expense (Recovery)	9	1,001	11	2,587	447
Net Earnings (Loss)		3,360	1,286	7,800	2,996

Other Comprehensive Income (Loss), Net of Tax	18
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		(6)	2	2	10
Change in the Fair Value of Equity Instruments at FVOCI (1)	21	(1)	(19)	3	(23)
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(6)	(1,009)	503	(1,681)
Total Other Comprehensive Income (Loss), Net of Tax		(13)	(1,026)	508	(1,694)
Comprehensive Income (Loss)		3,347	260	8,308	1,302

Net Earnings (Loss) Per Common Share ($)	10
Basic		1.84	0.72	4.21	1.65
Diluted		1.83	0.72	4.20	1.65

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		September 30,	December 31,
	Notes	2026	2025

Assets
Current Assets
Cash and Cash Equivalents		5,548	2,740
Accounts Receivable and Accrued Revenues		5,272	3,435
Income Tax Receivable		7	366
Inventories		4,468	3,349
Total Current Assets		15,295	9,890
Restricted Cash		284	256
Exploration and Evaluation Assets, Net	1,11	594	575
Property, Plant and Equipment, Net	1,12	44,804	45,260
Right-of-Use Assets, Net	1,13	1,992	2,153
Income Tax Receivable		—	25
Investments in Equity-Accounted Affiliates		292	295
Other Assets		652	464
Deferred Income Taxes		1,223	1,594
Goodwill	1	2,912	2,912
Total Assets		68,048	63,424

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		7,180	5,847
Income Tax Payable		1,781	98
Lease Liabilities	13	388	369
Total Current Liabilities		9,349	6,314
Long-Term Debt	14	8,547	11,032
Lease Liabilities	13	2,615	2,806
Decommissioning Liabilities	15	4,915	4,872
Other Liabilities	16	1,552	889
Deferred Income Taxes		5,800	5,873
Total Liabilities		32,778	31,786
Shareholders’ Equity		35,254	31,622
Non-Controlling Interest		16	16
Total Liabilities and Equity		68,048	63,424

Commitments and Contingencies	24

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 17)	(Note 17)	(Note 17)	(Note 17)			(Note 18)

As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	2,996	—	2,996
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(1,694)	(1,694)
Total Comprehensive Income (Loss)	—	—	—	—	—	2,996	(1,694)	1,302
Common Shares Issued Under Stock Option Plans	15	—	—	—	(3)	—	—	12
Purchase of Common Shares Under NCIB (2)	(519)	—	—	—	(541)	(221)	—	(1,281)
Purchase of Common Shares Under Employee Benefit Plan	—	(94)	—	—	—	—	—	(94)
Common Shares Issued Under Employee Benefit Plan	—	82	—	—	(6)	—	—	76
Preferred Shares Redeemed	—	—	(243)	—	(107)	—	—	(350)
Warrants Exercised	7	—	—	(2)	—	—	—	5
Stock-Based Compensation Expense	—	—	—	—	9	—	—	9
Base Dividends on Common Shares	—	—	—	—	—	(1,047)	—	(1,047)
Dividends on Preferred Shares	—	—	—	—	—	(12)	—	(12)
As at September 30, 2025	15,162	(55)	113	10	296	12,229	619	28,374

As at December 31, 2025	18,599	(116)	113	4	298	12,323	401	31,622
Net Earnings (Loss)	—	—	—	—	—	7,800	—	7,800
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	508	508
Total Comprehensive Income (Loss)	—	—	—	—	—	7,800	508	8,308
Common Shares Issued Under Stock Option Plans	99	—	—	—	(19)	—	—	80
Purchase of Common Shares Under NCIB (2)	(769)	—	—	—	—	(2,345)	—	(3,114)
Purchase of Common Shares Under Employee Benefit Plan	—	(284)	—	—	—	—	—	(284)
Common Shares Issued Under Employee Benefit Plan	—	88	—	—	—	32	—	120
Preferred Shares Redeemed	—	—	(113)	—	—	(187)	—	(300)
Warrants Exercised	5	—	—	(2)	—	—	—	3
Warrants Expired	—	—	—	(2)	—	2	—	—
Stock-Based Compensation Expense	—	—	—	—	12	—	—	12
Base Dividends on Common Shares	—	—	—	—	—	(1,191)	—	(1,191)
Dividends on Preferred Shares	—	—	—	—	—	(2)	—	(2)
As at September 30, 2026	17,934	(312)	—	—	291	16,432	909	35,254

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on the purchase of shares and the liability for share purchase commitments under the automatic share purchase plan (“ASPP”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended September 30,
($ millions)

		Three Months Ended		Nine Months Ended
	Notes	2026	2025	2026	2025

Operating Activities
Net Earnings (Loss)		3,360	1,286	7,800	2,996
Depreciation, Depletion and Amortization	12,13	1,481	1,322	4,437	3,820
Deferred Income Tax Expense (Recovery)	9	71	(327)	339	(520)
Unrealized (Gain) Loss on Risk Management	21	2	(19)	(18)	(65)
Unrealized Foreign Exchange (Gain) Loss	7	(108)	153	309	(248)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	4	—	4
(Gain) Loss on Divestiture of Assets	8	(96)	(106)	(186)	(109)
Unwinding of Discount on Decommissioning Liabilities	15	64	63	192	179
(Income) Loss From Equity-Accounted Affiliates		(18)	(9)	(79)	(45)
Distributions Received From Equity-Accounted Affiliates		20	27	85	110
Stock-Based Compensation, Net of Payments		228	75	484	94
Other		19	(3)	23	(19)
Settlement of Decommissioning Liabilities	15	(63)	(94)	(155)	(198)
Net Change in Non-Cash Working Capital	23	624	(241)	170	(179)
Cash From (Used in) Operating Activities		5,584	2,131	13,401	5,820

Investing Activities
Acquisitions, Net of Cash Acquired		(3)	(7)	(18)	(236)
Capital Investment	1	(1,454)	(1,154)	(3,824)	(3,547)
Proceeds From Divestitures	8	275	—	446	13
Net Change in Investments and Other		(6)	4	(16)	(9)
Net Change in Non-Cash Working Capital	23	112	(159)	99	(260)
Cash From (Used in) Investing Activities		(1,076)	(1,316)	(3,313)	(4,039)

Net Cash Provided (Used) Before Financing Activities		4,508	815	10,088	1,781

Financing Activities	23
Net Issuance (Repayment) of Short-Term Borrowings		—	86	—	152
Repayment of Long-Term Debt	14	—	(183)	(2,700)	(195)
Principal Repayment of Leases	13	(94)	(89)	(272)	(266)
Net Proceeds (Repayments) on Repurchase Agreements		(32)	(45)	98	183
Common Shares Issued Under Stock Option Plans		21	5	80	12
Purchase of Common Shares Under NCIB	17	(1,472)	(918)	(2,847)	(1,281)
Purchase of Common Shares Under Employee Benefit Plan	17	(175)	(21)	(284)	(94)
Redemption of Preferred Shares	17	—	—	(300)	(350)
Proceeds From Exercise of Warrants		—	2	3	5
Dividends Paid	10	(403)	(356)	(1,193)	(1,057)
Cash From (Used in) Financing Activities		(2,155)	(1,519)	(7,415)	(2,891)

Effect of Foreign Exchange on Cash and Cash Equivalents		25	42	135	(82)
Increase (Decrease) in Cash and Cash Equivalents		2,378	(662)	2,808	(1,192)
Cash and Cash Equivalents, Beginning of Period		3,170	2,563	2,740	3,093
Cash and Cash Equivalents, End of Period		5,548	1,901	5,548	1,901

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. On September 30, 2025, Cenovus divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”) with operator Phillips 66. The U.S. Refining segment included the WRB results up to the date of divestiture. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate-related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2026	2025	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	8,663	5,177	513	212	485	385	9,661	5,774
Intersegment Sales	2,424	1,571	430	217	—	—	2,854	1,788
	11,087	6,748	943	429	485	385	12,515	7,562
Royalties	(1,873)	(831)	(53)	(12)	(27)	(15)	(1,953)	(858)
Revenues	9,214	5,917	890	417	458	370	10,562	6,704
Expenses
Purchased Product	626	507	579	161	—	6	1,205	674
Transportation and Blending	3,728	2,452	87	86	7	5	3,822	2,543
Operating	767	655	118	127	123	103	1,008	885
Realized (Gain) Loss on Risk Management	(12)	10	4	2	—	—	(8)	12
Operating Margin	4,105	2,293	102	41	328	256	4,535	2,590
Unrealized (Gain) Loss on Risk Management	(1)	(12)	—	(6)	—	—	(1)	(18)
Depreciation, Depletion and Amortization	1,087	867	136	125	77	106	1,300	1,098
Exploration Expense	14	1	—	—	1	—	15	1
(Income) Loss From Equity- Accounted Affiliates	1	—	—	—	(19)	(9)	(18)	(9)
Segment Income (Loss)	3,004	1,437	(34)	(78)	269	159	3,239	1,518

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended September 30,	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	1,639	1,198	6,637	7,081	8,276	8,279
Intersegment Sales	300	155	3	1	303	156
	1,939	1,353	6,640	7,082	8,579	8,435
Royalties	—	—	—	—	—	—
Revenues	1,939	1,353	6,640	7,082	8,579	8,435
Expenses
Purchased Product	1,385	1,102	4,881	6,219	6,266	7,321
Transportation and Blending	—	—	—	—	—	—
Operating	137	140	383	611	520	751
Realized (Gain) Loss on Risk Management	—	—	(1)	(1)	(1)	(1)
Operating Margin	417	111	1,377	253	1,794	364
Unrealized (Gain) Loss on Risk Management	—	—	(3)	3	(3)	3
Depreciation, Depletion and Amortization	46	40	112	160	158	200
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	371	71	1,268	90	1,639	161

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

	Corporate and Eliminations		Consolidated
For the three months ended September 30,	2026	2025	2026	2025
Gross Sales
External Sales	—	—	17,937	14,053
Intersegment Sales	(3,157)	(1,944)	—	—
	(3,157)	(1,944)	17,937	14,053
Royalties	—	—	(1,953)	(858)
Revenues	(3,157)	(1,944)	15,984	13,195
Expenses
Purchased Product	(2,760)	(1,855)	4,711	6,140
Transportation and Blending	(180)	(138)	3,642	2,405
Purchased Product, Transportation and Blending	(2,940)	(1,993)	8,353	8,545
Operating	(83)	(42)	1,445	1,594
Realized (Gain) Loss on Risk Management	14	6	5	17
Unrealized (Gain) Loss on Risk Management	6	(4)	2	(19)
Depreciation, Depletion and Amortization	23	24	1,481	1,322
Exploration Expense	—	—	15	1
(Income) Loss From Equity-Accounted Affiliates	—	—	(18)	(9)
Segment Income (Loss)	(177)	65	4,701	1,744
General and Administrative	371	220	371	220
Finance Costs, Net	147	154	147	154
Integration, Transaction and Other Costs	27	44	27	44
Foreign Exchange (Gain) Loss, Net	(54)	157	(54)	157
(Gain) Loss on Divestiture of Assets	(96)	(106)	(96)	(106)
Other (Income) Loss, Net	(55)	(22)	(55)	(22)
	340	447	340	447
Earnings (Loss) Before Income Tax			4,361	1,297
Income Tax Expense (Recovery)			1,001	11
Net Earnings (Loss)			3,360	1,286

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2026	2025	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	25,972	15,874	1,510	936	1,544	1,171	29,026	17,981
Intersegment Sales	6,714	5,241	1,376	986	—	—	8,090	6,227
	32,686	21,115	2,886	1,922	1,544	1,171	37,116	24,208
Royalties	(4,413)	(2,281)	(108)	(44)	(76)	(60)	(4,597)	(2,385)
Revenues	28,273	18,834	2,778	1,878	1,468	1,111	32,519	21,823
Expenses
Purchased Product	2,773	1,995	1,750	951	—	6	4,523	2,952
Transportation and Blending	11,508	8,138	250	259	21	14	11,779	8,411
Operating	2,352	2,032	332	369	342	273	3,026	2,674
Realized (Gain) Loss on Risk Management	40	10	(7)	1	—	—	33	11
Operating Margin	11,600	6,659	453	298	1,105	818	13,158	7,775
Unrealized (Gain) Loss on Risk Management	(34)	(3)	4	(7)	—	—	(30)	(10)
Depreciation, Depletion and Amortization	3,176	2,450	404	362	312	329	3,892	3,141
Exploration Expense	18	7	—	—	13	2	31	9
(Income) Loss From Equity- Accounted Affiliates	(27)	(38)	(1)	1	(52)	(24)	(80)	(61)
Segment Income (Loss)	8,467	4,243	46	(58)	832	511	9,345	4,696

	Downstream
	Canadian Refining		U.S. Refining		Total
For the nine months ended September 30,	2026	2025	2026	2025	2026	2025
Gross Sales
External Sales	3,934	3,259	17,404	19,958	21,338	23,217
Intersegment Sales	1,020	664	5	2	1,025	666
	4,954	3,923	17,409	19,960	22,363	23,883
Royalties	—	—	—	—	—	—
Revenues	4,954	3,923	17,409	19,960	22,363	23,883
Expenses
Purchased Product	3,724	3,218	13,583	18,063	17,307	21,281
Transportation and Blending	—	—	—	—	—	—
Operating	430	419	1,121	2,133	1,551	2,552
Realized (Gain) Loss on Risk Management	—	—	24	(6)	24	(6)
Operating Margin	800	286	2,681	(230)	3,481	56
Unrealized (Gain) Loss on Risk Management	—	—	(5)	(5)	(5)	(5)
Depreciation, Depletion and Amortization	136	139	337	467	473	606
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	664	147	2,349	(692)	3,013	(545)

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

	Corporate and Eliminations		Consolidated
For the nine months ended September 30,	2026	2025	2026	2025
Gross Sales
External Sales	—	—	50,364	41,198
Intersegment Sales	(9,115)	(6,893)	—	—
	(9,115)	(6,893)	50,364	41,198
Royalties	—	—	(4,597)	(2,385)
Revenues	(9,115)	(6,893)	45,767	38,813
Expenses
Purchased Product	(7,958)	(6,133)	13,872	18,100
Transportation and Blending	(624)	(555)	11,155	7,856
Purchased Product, Transportation and Blending	(8,582)	(6,688)	25,027	25,956
Operating	(264)	(255)	4,313	4,971
Realized (Gain) Loss on Risk Management	41	(19)	98	(14)
Unrealized (Gain) Loss on Risk Management	17	(50)	(18)	(65)
Depreciation, Depletion and Amortization	72	73	4,437	3,820
Exploration Expense	—	—	31	9
(Income) Loss From Equity-Accounted Affiliates	1	16	(79)	(45)
Segment Income (Loss)	(400)	30	11,958	4,181
General and Administrative	1,000	570	1,000	570
Finance Costs, Net	522	404	522	404
Integration, Transaction and Other Costs	95	123	95	123
Foreign Exchange (Gain) Loss, Net	288	(196)	288	(196)
(Gain) Loss on Divestiture of Assets	(186)	(109)	(186)	(109)
Other (Income) Loss, Net	(148)	(54)	(148)	(54)
	1,571	738	1,571	738
Earnings (Loss) Before Income Tax			10,387	3,443
Income Tax Expense (Recovery)			2,587	447
Net Earnings (Loss)			7,800	2,996
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2026	2025	2026	2025	2026	2025	2026	2025
Crude Oil	8,452	4,954	265	47	158	125	8,875	5,126
Natural Gas and Other	133	80	197	142	235	234	565	456
NGLs (1)	78	143	51	23	92	26	221	192
External Sales	8,663	5,177	513	212	485	385	9,661	5,774

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended September 30,	2026	2025	2026	2025	2026	2025
Gasoline	42	70	2,974	3,393	3,016	3,463
Distillates (2)	506	366	2,464	2,792	2,970	3,158
Synthetic Crude Oil	651	408	—	—	651	408
Asphalt	203	197	269	321	472	518
Other Products and Services	237	157	930	575	1,167	732
External Sales	1,639	1,198	6,637	7,081	8,276	8,279
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

	Upstream
For the nine months ended	Oil Sands		Conventional		Offshore		Total
September 30,	2026	2025	2026	2025	2026	2025	2026	2025
Crude Oil	24,993	14,718	580	156	619	343	26,192	15,217
Natural Gas and Other	342	244	756	609	662	663	1,760	1,516
NGLs (1)	637	912	174	171	263	165	1,074	1,248
External Sales	25,972	15,874	1,510	936	1,544	1,171	29,026	17,981

	Downstream
	Canadian Refining		U.S. Refining		Total
For the nine months ended September 30,	2026	2025	2026	2025	2026	2025
Gasoline	187	181	8,151	9,706	8,338	9,887
Distillates (2)	1,394	1,068	6,610	7,599	8,004	8,667
Synthetic Crude Oil	1,416	1,214	—	—	1,416	1,214
Asphalt	364	397	578	756	942	1,153
Other Products and Services	573	399	2,065	1,897	2,638	2,296
External Sales	3,934	3,259	17,404	19,958	21,338	23,217
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
C) Geographical Information

	Revenues (1)
	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Canada	9,189	5,787	27,366	17,359
United States	6,496	7,176	17,558	20,697
China	299	232	843	757
Consolidated	15,984	13,195	45,767	38,813
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.

	Non-Current Assets (1)
	September 30,	December 31,
As at	2026	2025
Canada	47,046	47,641
United States	2,621	2,514
China	803	939
Indonesia	204	203
Consolidated	50,674	51,297
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
As at	2026	2025	2026	2025	2026	2025
Oil Sands	591	568	33,715	34,149	1,156	1,204
Conventional	—	—	2,156	2,202	32	44
Offshore	3	7	4,155	4,008	151	180
Canadian Refining	—	—	2,227	2,452	43	50
U.S. Refining	—	—	2,363	2,238	270	287
Corporate and Eliminations	—	—	188	211	340	388
Consolidated	594	575	44,804	45,260	1,992	2,153

	Goodwill		Total Assets
	September 30,	December 31,	September 30,	December 31,
As at	2026	2025	2026	2025
Oil Sands	2,912	2,912	44,013	42,505
Conventional	—	—	2,589	2,579
Offshore	—	—	4,863	4,756
Canadian Refining	—	—	2,886	2,831
U.S. Refining	—	—	5,355	4,698
Corporate and Eliminations	—	—	8,342	6,055
Consolidated	2,912	2,912	68,048	63,424
E) Capital Expenditures (1)

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Capital Investment
Oil Sands	974	675	2,646	2,082
Conventional	141	107	342	302
Offshore
Atlantic	109	194	334	674
Asia Pacific	9	23	60	54
Total Upstream	1,233	999	3,382	3,112

Canadian Refining	25	33	101	83
U.S. Refining	189	120	329	343
Total Downstream	214	153	430	426

Corporate and Eliminations	7	2	12	9
	1,454	1,154	3,824	3,547
Acquisitions
Oil Sands	3	7	10	235
Conventional	—	—	1	33
	3	7	11	268
Total Capital Expenditures	1,457	1,161	3,835	3,815
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2025, except for income taxes. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective November 3, 2026.

3. UPDATES TO ACCOUNTING POLICIES
A) Adoption of Amendments to Financial Instruments
Effective January 1, 2026, the Company adopted the amendments to IFRS 9, “Financial Instruments” (“IFRS 9”) and IFRS 7, “Financial Instruments: Disclosures” (“IFRS 7”). The amendments clarify the derecognition of financial liabilities and the classification of certain financial assets. The adoption of the amendments to IFRS 9 and IFRS 7 did not have a material impact on the Company’s Consolidated Financial Statements.
B) Recent Accounting Pronouncements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss), including new defined subtotals, enhanced principles on aggregation and disaggregation, and additional disclosure requirements related to management-defined performance measures (“MPMs”). The objective of the standard is to improve comparability across entities and reporting periods. IFRS 18 will not impact recognition or measurement of income and expenses.
Cenovus has executed a parallel system environment to reflect the new presentation requirements. The changes will primarily reflect a re-mapping of line items on the Consolidated Statements of Comprehensive Income (Loss) to newly defined categories. Items such as foreign exchange gains and losses will require segregation. The primary impact on the Consolidated Statements of Cash Flows will be the movement of certain finance costs from operating activities to financing activities. The Company has also identified Operating Margin as an MPM. The Company will continue to evaluate the impacts until adoption on January 1, 2027. The standard will be applied retrospectively, with certain transition provisions.

4. MEG ENERGY CORP. ACQUISITION
On November 13, 2025, Cenovus completed the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”), pursuant to which Cenovus acquired all the issued and outstanding common shares of MEG, other than common shares of MEG already owned by Cenovus, for total purchase consideration of $7.1 billion, consisting of $3.4 billion in cash, 143.9 million Cenovus common shares and $32 million of assumed stock-based compensation. The MEG Acquisition provided Cenovus with additional oil sands assets that are directly adjacent to the Company’s Christina Lake asset and are reported under the Christina Lake results in the Oil Sands segment.
The preliminary purchase price allocation was based on Management’s best estimate of the assets acquired and liabilities assumed. The Company will finalize the value of net assets acquired by November 13, 2026, and adjustments to initial estimates, including goodwill, may be required. No adjustments were made to the preliminary purchase price allocation as at September 30, 2026. For further details, see Note 4 of the annual Consolidated Financial Statements for the year ended December 31, 2025.
For the three and nine months ended September 30, 2026, integration and transaction costs related to the MEG Acquisition of $6 million and $28 million, respectively, were recognized in net earnings (loss).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Salaries and Benefits	64	66	185	208
Administrative and Other	77	77	275	245
Stock-Based Compensation Expense (Recovery)	230	77	540	117
	371	220	1,000	570

6. FINANCE COSTS, NET

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Interest Expense – Short-Term Borrowings and Long-Term Debt	96	75	337	231
Interest Expense – Lease Liabilities (Note 13)	44	43	134	126
Unwinding of Discount on Decommissioning Liabilities (Note 15)	64	63	192	179
Other	8	24	23	40
Capitalized Interest	(27)	(23)	(79)	(61)
Finance Costs	185	182	607	515
Interest Income	(38)	(28)	(85)	(111)
	147	154	522	404

7. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended			Nine Months Ended
For the periods ended September 30,	2026	2025		2026	2025
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	(9)	99	Other	207	(184)
Other	(99)	54		102	(64)
Unrealized Foreign Exchange (Gain) Loss	(108)	153		309	(248)
Realized Foreign Exchange (Gain) Loss	54	4		(21)	52
	(54)	157		288	(196)

8. DIVESTITURE
On August 1, 2026, the Company divested the majority of its commercial fuels business, including cardlock sites and travel centre locations, which was reported in the Canadian Refining segment, for proceeds of $260 million after closing adjustments. The transaction resulted in a before-tax gain of $89 million, which is recognized in gain (loss) on divestiture of assets in net earnings (loss).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

9. INCOME TAXES

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Current Tax
Canada	772	288	1,925	791
United States	93	—	134	—
Asia Pacific	59	42	167	144
Other International	6	8	22	32
Total Current Tax Expense (Recovery)	930	338	2,248	967
Deferred Tax Expense (Recovery)	71	(327)	339	(520)
	1,001	11	2,587	447

10. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Net Earnings (Loss)	3,360	1,286	7,800	2,996
Effect of Cumulative Dividends on Preferred Shares	—	(2)	(2)	(12)
Net Earnings (Loss) – Basic	3,360	1,284	7,798	2,984
Effect of Stock-Based Compensation	—	—	—	(1)
Net Earnings (Loss) – Diluted	3,360	1,284	7,798	2,983

Basic – Weighted Average Number of Shares (thousands)	1,827,400	1,788,901	1,854,000	1,806,851
Dilutive Effect of Warrants	—	2,251	—	2,416
Dilutive Effect of Stock-Based Compensation	4,323	1,628	4,754	1,819
Diluted – Weighted Average Number of Shares (thousands)	1,831,723	1,792,780	1,858,754	1,811,086

Net Earnings (Loss) Per Common Share – Basic ($)	1.84	0.72	4.21	1.65
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	1.83	0.72	4.20	1.65
(1)For the three and nine months ended September 30, 2026, 22.9 million and 23.1 million, respectively, (2025 — 25.1 million and 24.6 million, respectively) common shares related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
B) Common Share Dividends
For the nine months ended September 30, 2026, the Company paid dividends of $1.2 billion or $0.64 per common share (2025 – $1.0 billion or $0.58 per common share). The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On November 3, 2026, the Company’s Board of Directors declared a fourth quarter base dividend of $0.22 per common share, payable on December 31, 2026, to common shareholders of record as at December 15, 2026.
C) Preferred Share Dividends
For the nine months ended September 30, 2026, the Company declared and paid preferred share dividends of $2 million (2025 – $10 million).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

11. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2025	575
Acquisitions	3
Additions	36
Transfer to PP&E (Note 12)	(4)
Write-downs	(16)
Exchange Rate Movements and Other	—
As at September 30, 2026	594

12. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2025	65,567	275	7,147	1,959	74,948
Acquisitions	8	—	—	—	8
Additions	3,346	—	427	15	3,788
Transfer from E&E (Note 11)	4	—	—	—	4
Change in Decommissioning Liabilities	20	—	—	—	20
Divestitures	(23)	—	—	(249)	(272)
Exchange Rate Movements and Other	87	—	162	10	259
As at September 30, 2026	69,009	275	7,736	1,735	78,755

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2025	25,208	143	2,834	1,503	29,688
Depreciation, Depletion and Amortization	3,741	5	396	54	4,196
Divestitures	(21)	—	—	(49)	(70)
Exchange Rate Movements and Other	55	—	85	(3)	137
As at September 30, 2026	28,983	148	3,315	1,505	33,951

CARRYING VALUE
As at December 31, 2025	40,359	132	4,313	456	45,260
As at September 30, 2026	40,026	127	4,421	230	44,804
(1)Includes office furniture, fixtures, leasehold improvements, land, information technology and aircraft.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

13. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2025	611	2,635	148	122	3,516
Additions	4	28	—	12	44
Modifications	1	27	—	—	28
Divestitures	—	—	—	(2)	(2)
Exchange Rate Movements and Other	(37)	39	6	(9)	(1)
As at September 30, 2026	579	2,729	154	123	3,585

ACCUMULATED DEPRECIATION
As at December 31, 2025	223	977	92	71	1,363
Depreciation	27	188	6	20	241
Exchange Rate Movements and Other	(20)	16	4	(11)	(11)
As at September 30, 2026	230	1,181	102	80	1,593

CARRYING VALUE
As at December 31, 2025	388	1,658	56	51	2,153
As at September 30, 2026	349	1,548	52	43	1,992
(1)Includes a pipeline, storage tanks, terminals, railcars, vessels and a natural gas processing plant.
(2)Includes fleet vehicles, camps and other field equipment.
B) Lease Liabilities

Total
As at December 31, 2025	3,175
Additions	43
Interest Expense (Note 6)	134
Lease Payments	(406)
Divestitures	(3)
Modifications	28
Exchange Rate Movements and Other	32
As at September 30, 2026	3,003
Less: Current Portion	388
Long-Term Portion	2,615

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

14. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings
As at September 30, 2026, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2025 – $1.5 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at September 30, 2026, there were outstanding letters of credit aggregating to $368 million (December 31, 2025 – $341 million) and no direct borrowings (December 31, 2025 – $nil).
B) Long-Term Debt

	September 30,	December 31,
As at	2026	2025
Committed Credit Facility	—	—
Term Loan Facility	—	2,700
U.S. Dollar Denominated Senior Unsecured Notes (1)	6,095	5,887
Canadian Dollar Senior Unsecured Notes	2,450	2,450
Total Debt Principal	8,545	11,037
Debt Premiums (Discounts), Net, and Transaction Costs	2	(5)
Long-Term Debt	8,547	11,032
Less: Current Portion	—	—
Long-Term Portion	8,547	11,032
(1)Total U.S. dollar denominated unsecured notes as at September 30, 2026, was US$4.3 billion (December 31, 2025 — US$4.3 billion).
As at September 30, 2026, the Company had in place a committed credit facility that consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at September 30, 2026, no amount was drawn on the credit facility (December 31, 2025 – $nil).
The committed credit facility may include Canadian Overnight Repo Rate Average loans, Secured Overnight Financing Rate loans, prime rate loans and U.S. Base Rate loans.
In the nine months ended September 30, 2026, the Company fully repaid the $2.7 billion term loan facility. The term loan facility was subsequently cancelled.
As at September 30, 2026, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
Net Debt to Adjusted Funds Flow

	September 30,	December 31,
As at	2026	2025
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	8,547	11,032
Total Debt	8,547	11,032
Less: Cash and Cash Equivalents	(5,548)	(2,740)
Net Debt	2,999	8,292

Cash From (Used in) Operating Activities	15,809	8,228
(Add) Deduct:
Settlement of Decommissioning Liabilities	(237)	(280)
Net Change in Non-Cash Working Capital	(52)	(363)
Adjusted Funds Flow (1)	16,098	8,871

Net Debt to Adjusted Funds Flow (times)	0.2	0.9
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	September 30,	December 31,
As at	2026	2025
Net Debt	2,999	8,292
Shareholders’ Equity	35,254	31,622
Capitalization	38,253	39,914

Net Debt to Capitalization (percent)	8	21

15. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2025	4,872
Liabilities Incurred	20
Liabilities Settled	(155)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	192
Liabilities Divested	(38)
Exchange Rate Movements	24
As at September 30, 2026	4,915
As at September 30, 2026, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2025 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2025 – two percent).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

16. OTHER LIABILITIES

	September 30,	December 31,
As at	2026	2025
Renewable Volume Obligation, Net (1)	711	235
Pension and Other Post-Employment Benefit Plan	299	260
Employee Long-Term Incentives	322	169
Provisions for Onerous and Unfavourable Contracts	64	83
Other	156	142
	1,552	889
(1)The gross amounts of the renewable volume obligation and renewable identification numbers (“RINs”) asset were $1.3 billion and $631 million, respectively (December 31, 2025 – $853 million and $618 million, respectively).

17. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	September 30, 2026		December 31, 2025
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,883,400	18,599	1,825,038	15,659
Issued Under the MEG Acquisition, Net of Issuance Costs (Note 4)	—	—	143,935	3,667
Issued Upon Exercise of Warrants	536	5	2,471	24
Issued Under Stock Option Plans	4,339	99	1,394	20
Purchase of Common Shares Under NCIB	(71,718)	(709)	(89,438)	(771)
Purchase of Common Shares Under ASPP	—	(60)	—	—
Outstanding, End of Period	1,816,557	17,934	1,883,400	18,599
As at September 30, 2026, there were 22.2 million common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026.
For the nine months ended September 30, 2026, the Company purchased and cancelled 71.7 million common shares through the NCIB. The common shares were purchased at a volume weighted average price of $38.87 per common share for a total of $2.8 billion. Retained earnings was reduced by $2.1 billion, of which $2.1 billion represents the excess of the purchase price of the common shares over their average carrying value and $59 million relates to share buyback tax.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
In connection with the NCIB program, the Company had an ASPP with an independent broker in effect during the reporting period to enable share repurchases for cancellation during selected blackout periods. The Company recorded the following liability under the ASPP:

	September 30,	December 31,
As at	2026	2025
Amounts Charged To:
Share Capital	60	—
Retained Earnings	207	—
Liability for Share Purchase Commitment Under ASPP	267	—
From October 1, 2026, to October 30, 2026, the Company purchased an additional 9.2 million common shares for $415 million. As at October 30, 2026, the Company can further purchase up to 31.9 million common shares under the NCIB.
On November 3, 2026, the Company received approval from the Board of Directors to apply to the TSX for an additional NCIB program. Subject to acceptance by the TSX, the Company will be able to purchase up to approximately 126.5 million common shares under the NCIB program for a period of twelve months from the date the program is renewed.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	September 30, 2026		December 31, 2025
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	5,258	116	2,000	43
Purchased Under Employee Benefit Plan	7,300	284	7,100	155
Distributed Under Employee Benefit Plan	(3,792)	(88)	(3,842)	(82)
Outstanding, End of Period	8,766	312	5,258	116
E) Issued and Outstanding – Preferred Shares

	September 30, 2026		December 31, 2025
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	12,000	113	26,000	356
Preferred Shares Redeemed	(12,000)	(113)	(14,000)	(243)
Outstanding, End of Period	—	—	12,000	113
On March 31, 2026, Cenovus exercised its right to redeem all 10.7 million of the Company’s series 1 preferred shares and all 1.3 million of the Company’s series 2 preferred shares. The preferred shares were redeemed at a price of $25.00 per share for a total of $300 million. Retained earnings was reduced by $187 million, representing the excess of the purchase price of the preferred shares over their carrying value.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
F) Issued and Outstanding – Warrants

	September 30, 2026		December 31, 2025
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	1,172	4	3,643	12
Exercised	(536)	(2)	(2,471)	(8)
Expired	(636)	(2)	—	—
Outstanding, End of Period	—	—	1,172	4
The exercise price of the warrants was $6.54 per share. The warrants expired on January 1, 2026.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	13	(26)	(420)	(433)
Reclassification on Divestiture	—	—	(1,261)	(1,261)
Income Tax (Expense) Recovery	(3)	3	—	—
As at September 30, 2025	79	133	407	619

As at December 31, 2025	86	131	184	401
Other Comprehensive Income (Loss), Before Tax	2	3	503	508
As at September 30, 2026	88	134	687	909

19. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at September 30, 2026	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	9,140	2,820
Performance Share Units	7,596	—
Restricted Share Units	10,777	—
Deferred Share Units	2,052	2,052
The weighted average exercise price of NSRs outstanding as at September 30, 2026, was $23.15.

	Units Granted	Units Vested and Exercised/ Paid Out
For the nine months ended September 30, 2026	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,709	4,339
Performance Share Units	2,409	2,160
Restricted Share Units	2,602	3,409
Deferred Share Units	372	188

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

	Weighted Average Exercise Price	Units Exercised
For the nine months ended September 30, 2026	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	18.86	4,082
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	11.59	257
(1)NSRs were net settled for 257 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Stock Options With Associated Net Settlement Rights	4	2	12	8
Cenovus Replacement Stock Options	—	—	—	(1)
Performance Share Units	122	24	263	39
Restricted Share Units	85	40	216	61
Deferred Share Units	19	11	49	10
Stock-Based Compensation Expense (Recovery)	230	77	540	117
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

20. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Revenues from Construction and Management Services	53	50	129	116
Transportation Expenses	65	66	200	203

21. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at September 30, 2026, the carrying value of Cenovus’s long-term debt was $8.5 billion and the fair value was $7.8 billion (December 31, 2025, carrying value – $11.0 billion; fair value – $10.6 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
The following table provides a reconciliation of changes in the fair value of private equity investments held and classified as FVOCI during the period:

Total
As at December 31, 2025	193
Acquisitions	5
Changes in Fair Value	3
As at September 30, 2026	201
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), and other assets and other liabilities (for long-term positions). Changes in fair value are recognized in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of crude oil, condensate, refined product and natural gas futures; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards, options and swaps to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts is calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.
Summary of Risk Management Positions

	September 30, 2026			December 31, 2025
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas and Refined Products	170	141	29	27	30	(3)
Power Contracts	5	—	5	2	—	2
Renewable Power Contracts	17	9	8	17	6	11
Foreign Exchange Rate Contracts	—	14	(14)	—	—	—
	192	164	28	46	36	10
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	September 30,	December 31,
As at	2026	2025
Level 2 – Prices Sourced From Observable Data or Market Corroboration	20	(1)
Level 3 – Prices Sourced From Partially Unobservable Data	8	11
	28	10
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2025	10
Change in Fair Value of Contracts in Place, Beginning of Year	5
Change in Fair Value of Contracts Entered Into During the Period	(85)
Fair Value of Contracts Realized During the Period	98
As at September 30, 2026	28

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Realized (Gain) Loss	5	17	98	(14)
Unrealized (Gain) Loss	2	(19)	(18)	(65)
(Gain) Loss on Risk Management	7	(2)	80	(79)
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

22. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at September 30, 2026, the fair value of risk management positions was a net asset of $28 million. As at September 30, 2026, there were foreign exchange contracts with a notional value of US$673 million and no interest rate contracts outstanding. As at December 31, 2025, there were no foreign exchange contracts or interest rate contracts outstanding.
Net Fair Value of Risk Management Positions

As at September 30, 2026	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	13.9 MMbbls	October 2026 - December 2028	US$76.20/bbl	(144)
WTI Fixed – Buy	1.7 MMbbls	October 2026 - December 2028	US$76.12/bbl	25
Power Contracts				5
Renewable Power Contracts				8
Other Financial Positions (4)				148
Foreign Exchange Rate Contracts				(14)
Total Fair Value				28
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    WTI futures contracts are used to help manage price exposure to condensate used for blending. Includes individual WTI contracts with varying terms, the longest of which is 27 months.
(4)    Includes risk management positions related to heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu and heating oil fixed price contracts, natural gas basis and fixed price contracts, and reformulated blendstock for oxygenate blending gasoline contracts.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at September 30, 2026	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	7	(7)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	8	(8)
Refined Products Commodity Price	± US$20.00/bbl Applied to Heating Oil and Gasoline Hedges	—	—
Natural Gas Commodity Price	± US$0.50/Mcf (2) Applied to Natural Gas Hedges	2	(2)
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	(1)	1
Power Commodity Price	± C$10.00/MWh (3) Applied to Power Hedges	34	(34)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	63	(73)
(1)Excluding Western Canadian Select at Hardisty (“WCS”).
(2)One thousand cubic feet (“Mcf”).
(3)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at September 30, 2026, approximately 81 percent (December 31, 2025 – 81 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.3 percent as at September 30, 2026 (December 31, 2025 – 0.3 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 14, over the long term, Cenovus targets a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at September 30, 2026	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	7,180	—	—	—	7,180
Long-Term Debt (1)	395	2,233	1,373	9,056	13,057
Lease Liabilities (1)	525	868	644	2,508	4,545
(1)Principal and interest, including current portion, if applicable.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

23. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	September 30,	December 31,
As at	2026	2025
Total Current Assets	15,295	9,890
Total Current Liabilities	9,349	6,314
Working Capital	5,946	3,576
B) Changes in Non-Cash Working Capital

	Three Months Ended		Nine Months Ended
For the periods ended September 30,	2026	2025	2026	2025
Accounts Receivable and Accrued Revenues	(902)	(177)	(1,864)	(542)
Income Tax Receivable	54	6	378	172
Inventories	(97)	(19)	(1,054)	421
Accounts Payable and Accrued Liabilities	841	(188)	1,116	(186)
Income Tax Payable	840	(22)	1,693	(304)
Total Change in Non-Cash Working Capital	736	(400)	269	(439)

Net Change in Non-Cash Working Capital – Operating Activities	624	(241)	170	(179)
Net Change in Non-Cash Working Capital – Investing Activities	112	(159)	99	(260)
Total Change in Non-Cash Working Capital	736	(400)	269	(439)

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	12	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	152	—	—
Repayment of Long-Term Debt	—	—	—	(195)	—
Principal Repayment of Leases	—	—	—	—	(266)
Proceeds on Repurchase Agreements	—	403	—	—	—
Repayment of Repurchase Agreements	—	(220)	—	—	—
Dividends Paid	(1,057)	—	—	—	—
Non-Cash Changes:
Divestiture of Short-Term Borrowings	—	—	(313)	—	—
Finance and Transaction Costs	—	—	—	(15)	—
Lease Additions	—	—	—	—	162
Lease Divestitures	—	—	—	—	(39)
Base Dividends Declared on Common Shares	1,047	—	—	—	—
Dividends Declared on Preferred Shares	12	—	—	—	—
Exchange Rate Movements and Other	—	(7)	(12)	(180)	88
As at September 30, 2025	2	176	—	7,156	2,872

As at December 31, 2025	—	401	—	11,032	3,175
Changes From Financing Cash Flows:
Repayment of Long-Term Debt	—	—	—	(2,700)	—
Principal Repayment of Leases	—	—	—	—	(272)
Proceeds on Repurchase Agreements (1)	—	1,104	—	—	—
Repayment of Repurchase Agreements (1)	—	(1,006)	—	—	—
Dividends Paid	(1,193)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	8	—
Lease Additions	—	—	—	—	43
Lease Divestitures	—	—	—	—	(3)
Lease Modifications	—	—	—	—	28
Base Dividends Declared on Common Shares	1,191	—	—	—	—
Dividends Declared on Preferred Shares	2	—	—	—	—
Exchange Rate Movements and Other	—	(16)	—	207	32
As at September 30, 2026	—	483	—	8,547	3,003
(1)Includes proceeds and repayments of $843 million and $745 million, respectively, that primarily relate to RINs.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended September 30, 2026

24. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at September 30, 2026	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	670	2,596	2,714	3,349	3,069	33,495	45,893
Real Estate	16	65	68	70	70	474	763
Obligation to Fund HCML	26	97	56	43	43	61	326
Other Long-Term Commitments	447	206	175	128	125	540	1,621
Total Commitments	1,159	2,964	3,013	3,590	3,307	34,570	48,603
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $19.8 billion. Terms are up to 56 years on commencement.
(2)As at September 30, 2026, includes $1.7 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $368 million (December 31, 2025 – $341 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

25. SUBSEQUENT EVENT
On October 4, 2026, Cenovus entered into a definitive agreement (the “Agreement”) to acquire all of the issued and outstanding shares of Athabasca Oil Corporation (“Athabasca”) through a plan of arrangement (the “Athabasca Acquisition”). Under the terms of the Agreement, Cenovus has agreed to acquire all of the issued and outstanding common shares of Athabasca in exchange for maximum cash consideration of $4.3 billion, equivalent to 75 percent of the total consideration, and a maximum of 44.4 million Cenovus common shares, equivalent to 35 percent of the total consideration. The cash portion of the consideration will be funded with cash on hand and certain short-term borrowings.
Subsequent to the Agreement, the Company acquired an aggregate of 47.4 million common shares of Athabasca for $581 million.
The Athabasca Acquisition is subject to Athabasca shareholder, court and other customary approvals.

Cenovus Energy Inc. – Q3 2026 Interim Consolidated Financial Statements	30